Exhibit 12.1

TRI Pointe Group, Inc.

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before taxes, net of noncontrolling interests	$319,260	$127,964	$(237,454)	$99,629	$54,272
Adjustments to income (loss) before income taxes:
(Income) loss of unconsolidated entities	(2,691)	288	(2)	(2,490)	(1,584)
Returns on investments in unconsolidated entities, net	—	80	1,111	2,680	2,634
Fixed charges	62,701	42,200	23,189	27,582	24,306
Amortization of capitalized interest	45,114	52,747	36,671	30,292	23,290
Capitalized interest	(60,964)	(38,975)	(19,081)	(22,059)	(21,520)
Income as adjusted	$363,420	$184,304	$(195,566)	$135,634	$81,398
Fixed charges:
Interest expensed and capitalized	60,964	41,706	22,674	27,038	23,736
Portion of rents representative of interest factor	1,737	494	515	544	570
Fixed charges	$62,701	$42,200	$23,189	$27,582	$24,306
Ratio of earnings to fixed charges	5.8	4.4	(a)	4.9	3.3

Note: Prior to December 31, 2015 we determined that our calculation of income as adjusted in the ratio of earnings to fixed charges calculation was not correct as earnings were not adjusted to reflect the impact of income earned and distributed from our unconsolidated entities.  Earnings for the years ended December 31, 2011, 2012, 2013 and 2014 have been restated to reflect a reduction in income of unconsolidated entities and an increase for income distributed from unconsolidated entities.

(a)

For the year ended December 31, 2013 our earnings were not sufficient to cover fixed charges for such year by approximately $218.8 million.  This was primarily due to $343.3 million of impairment and related charges for Coyote Springs, a large master planned community north of Las Vegas, Nevada.  Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries were excluded from the transaction and retained by Weyerhaeuser, including assets and liabilities relating to Coyote Springs.